Power3 Medical Products, Inc.
3400 Research Forest Drive, Suite B2-3
The Woodlands, Texas  77381

November 25, 2008

Via EDGAR

Mr. Jeffery Riedler, Assistant Director
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:   Power3 Medical Products, Inc.
 Preliminary Proxy Statement on Schedule 14A
 Filed November 13, 2008
 File No. 000-24921

Dear Mr. Riedler:

Power3 Medical Products, Inc., a New York corporation (the “Company”), hereby submits the statement set forth below relating to your Comment Letter to the Company dated November 21, 2008 (the “Comment Letter”) pertaining to the Company’s Preliminary Proxy Statement on Schedule 14A referenced above.

The Company hereby acknowledges each of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
November 25, 2008

Should you have any additional questions please contact me at (281) 466-1600 or our outside counsel J. William Wilson, Esq. at Phillips & Reiter, PLLC at (512) 646-1104.

Very truly yours,

/s/ IRA L. GOLDKNOPF
Ira L. Goldknopf
President and Chief Science Officer

cc:           Sonia Barros, Division of Corporation Finance
J. William Wilson, Phillips & Reiter, PLLC